Exhibit 12(b)

Entergy Gulf States Louisiana, L.L.C.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

						31-Mar

	2007	2008	2009	2010	2011	2012

Fixed charges, as defined:
Total Interest charges	$163,409	$131,197	$118,243	$101,318	$84,356	$84,062
Interest applicable to rentals	8,773	9,197	3,767	2,204	2,309	2,199

Total fixed charges, as defined	172,182	140,394	122,010	103,522	86,665	86,261

Preferred dividends, as defined (a)	6,514	1,151	1,306	1,006	1,341	$1,341

Combined fixed charges and preferred dividends, as defined	$178,696	$141,545	$123,316	$104,528	$88,006	$87,602

Earnings as defined:

Income from continuing operations before extraordinary items and
the cumulative effect of accounting changes	$182,382	$99,900	$153,281	$174,319	$201,604	$183,343
Add:
Income Taxes	134,098	102,064	88,951	92,297	89,736	$82,417
Fixed charges as above	172,182	140,394	122,010	103,522	86,665	86,261

Total earnings, as defined	$488,662	$342,358	$364,242	$370,138	$378,005	$352,021

Ratio of earnings to fixed charges, as defined	2.84	2.44	2.99	3.58	4.36	4.08

Ratio of earnings to combined fixed charges and
preferred dividends, as defined	2.73	2.42	2.95	3.54	4.30	4.02

(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.